PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Preliminary Synthetic Voting Map

ORDINARY AND extraodinary General MEETING

Meeting to be held on April 12, 2023

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution 81/2022, hereby informs its shareholders and the general market that it received, on the date hereof, the voting map related to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 12, 2023 ("General Meeting") sent by the financial institution that provides to the Company bookkeeping services. Such map, hereby attached, consolidates the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

São Paulo, April 10, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.